October 30, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southcross Energy Partners, L.P.
Registration Statement on Form S-1 (File No. 333-180841)

Ladies and Gentlemen:

As representative of the several underwriters of Southcross Energy Partners, L.P.’s (the “Partnership”) proposed public offering of up to 10,350,000 common units, we hereby withdraw our previous request for acceleration of the effective date of the above-captioned Registration Statement that was submitted to the staff of the Securities and Exchange Commission on October 26, 2012 and join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Washington, D.C. time) on November 1, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated October 22, 2012, through the date hereof:

Preliminary Prospectus dated October 22, 2012:

13,203 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned as representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
As Representative of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael Jamieson
Name:	Michael Jamieson
Title:	Managing Director